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FROM Arrived <team@mail.arrived.com>

SUBJECT ♥ Wefunder Campaign Update: $10M+ of Interest in 2 Months!

PREHEADER We've partnered with Wefunder to give investors this opportunity.

Arrived

Arrived x Wefunder

CAMPAIGN UPDATE

Hi there,

We wanted to share an update about our Wefunder crowdfunding campaign, where anybody can invest directly into Arrived company equity. It's been an incredible journey since we launched just two months ago, and the response we've received has been overwhelming.

We've been humbled by the level of interest from investors who want to participate in this community round. We're excited to share that we've received over **$10 million** in reservations from more than **2,500 investors** to date! In the short time since we began the Wefunder campaign, we've funded more than **20** new rental properties, over **$10 million** in property value, gained over **60,000** new signups, and successfully launched a **new mobile app platform**. Last week we also announced that we crossed $100M in capital invested on the Arrived platform—a huge milestone to accomplish in three short years.

Due to the extraordinary demand for this equity fundraise, we've worked to double the maximum raise amount for this community round, increasing it to **$1,000,000** from the initial goal of **$500,000**. While we're thrilled about this development, we are constrained from further increasing our investment allocation any more than that. We will keep the community funding interest in mind for future rounds, as we know many of our valued investors would like to contribute more than the original cap allowed.

In an effort to ensure fairness and provide an opportunity for all interested parties, we have set a **maximum investment amount in the Wefunder campaign to $500** per investor.

Next Steps:

- Investors can now fund up to a $500 investment on the Wefunder platform.
- Once we hit the $1,000,000 cap, we must close the campaign to any new investments.
- We are currently in the final stages of finalizing our reviewed financials and Form CF filing, and we expect to move toward completing this round in the next month.

VIEW OPPORTUNITY ON WEFUNDER

Thank you for being an integral part of our journey and for placing your trust in us. We are humbled and inspired by the response we've received, and we look forward to continuing this exciting venture with all of you.

If you have any questions or need further assistance, please don't hesitate to contact our team. We value your continued partnership and dedication to Arrived.



Happy investing,

Ryan Frazier

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NEW! Arrived Mobile iOS 📱

We are thrilled to announce the official launch of the **Arrived mobile iOS**, which has been highly requested by investors! Get faster, on-the-go access to new properties and more with the mobile app. Have questions or feedback for our team? Email support@arrived.com, and we'd be happy to chat with you.

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Additional Information

Arrived was voted Geekwire's 2023 Startup of the Year - https://www.geekwire.com/2023/geekwire-awards-2023-revealed-community-honors-top-innovation-in-pacific-northwest-tech/

Important Information

* Past performance does not guarantee future returns. Hypothetical returns are not inclusive of potential property disposition costs. For more information, refer to the Offering Circular.

Arrived Holdings, Inc. ("Arrived"), as the manager of Arrived Homes, LLC ("Arrived Homes") and Arrived STR, LLC ("Arrived STR", and together with Arrived Homes, the "Arrived Issuers"), operates the arrived.com website (the "Site") and is not a broker-dealer or investment advisor. All securities related activity is conducted through Dalmore Group LLC, a registered broker-dealer and member of FINRA/SIPC, located at 525 Green Place, Woodmere, NY 11598. You can review the brokercheck for Dalmore here. An up-to-date Dalmore Form CRS is available here.

You should speak with your financial advisor, accountant and/or attorney when evaluating any offering. Neither Arrived, the Arrived Issuers nor Dalmore make any recommendations or provides advice about investments, and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. The Site may make forward-looking statements. You should not rely on these statements but should carefully evaluate the offering materials in assessing any investment opportunity, including the complete set of risk factors that are provided as part of the offering circular for your consideration.

The Arrived Issuers are conducting public offerings pursuant to Regulation A, as amended, through the Site. The offering circulars and related filings for the Arrived Issuers can be found here. Past performance is no guarantee of future results. Investments such as those on the Arrived platform are speculative and involve substantial risks to consider before investing, outlined in the respective offering materials and including, but not limited to, illiquidity, lack of diversification and complete loss of capital. Key risks include, but are not limited to, limited operating history, limited diversification, risk of asset damage or theft and lack of voting rights. Also, the adverse economic effects of the COVID-19 pandemic are unknown and could materially impact this investment. An investment in an offering constitutes only an investment in a particular series and not in Arrived Homes or the underlying asset(s). Investors should carefully review the risks located in the respective offering materials for a more comprehensive discussion of risk.

From time to time, the Arrived Issuers will seek to qualify additional series offerings of securities under regulation A. For offerings that have not yet been qualified, no money or other consideration is being solicited and, if sent in response, will not be accepted. No offer to buy securities of a particular offering can be accepted, and no part of the purchase price can be received, until an offering statement filed with the Securities and Exchange Commission (the "SEC") relating to that series has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification by the SEC. An indication of interest involves no obligation or commitment of any kind.

Investment overviews contained herein contain summaries of the purpose and the principal business terms of the investment opportunities. Such summaries are intended for informational purposes only and do not purport to be complete, and each is qualified in its entirety by reference to the more-detailed discussions contained in the respective offering circular filed with the SEC.

The Arrived Issuers do not offer refunds after an investment has been made. Please review the relevant offering materials and subscription documentation for more information.
An active trading market for any series of Arrived Homes or Arrived STR interests may not develop or be sustained. If an active public trading market for Arrived Homes or Arrived STR series interests does not develop or is not sustained, it may be difficult or impossible for you to resell your interests at any price. Even if an active market does develop, the market price could decline below the amount you paid for your interests. There is no assurance that the Arrived platform will provide an active market for resales of Arrived Homes or Arrived STR series interests. Further, without the Arrived platform, it may be difficult or impossible for you to dispose of your interests. If the market develops for any series of Arrived Homes or Arrived STR interests, the market price of such interests could fluctuate significantly for many reasons, including reasons unrelated to performance, the underlying assets or any series, such as reports by industry analysts, investor perceptions or announcements by competitors regarding their own performance, as well as general economic and industry conditions.